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MAY 31 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bermuda Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maxwell R. Roberts Building, 1 Church Street
(No. and Street)

Hamilton (City) — (State) — HM 11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Johnson — +441 294 2482 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Cayman Islands
(Name – *if individual, state last, first, middle name*)

P.O. Box 493 Century Yard, Cricket Square	George Town	Grand Cayman	KY1-1106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
6/12/13

OATH OR AFFIRMATION

I, John Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bermuda Securities Ltd., as of March 31, 20 13, are true and correct. I further swear (or affirm) that [illegible] ompany nor any partner, proprietor, principal officer or director has any proprietary interest in any account [illegible] s that of a customer, except as follows:

Signature

Director

Title

Notary Public

Leah K. Scott
Notary Public
4 Burnaby Street
P.O. Box HM 3014
Hamilton HM MX
Bermuda

Date: 29 May 2013
MY COMMISSION DOES NOT EXPIRE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

FIRST BERMUDA SECURITIES LTD.
(formerly FIRST BERMUDA SECURITIES (BVI) LTD.)

March 31, 2013

FIRST BERMUDA SECURITIES LTD.

Table of Contents

KPMG
PO Box 493
Century Yard, Cricket Square
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone: +1 345 949-4800
Fax: +1 345 949-7164
Internet: www.kpmg.ky

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Bermuda Securities Ltd.:

We have audited the accompanying financial statements of First Bermuda Securities Ltd. (the "Company"), which comprise the statement of financial condition, as at March 31, 2013, and the statements of operations, changes in stockholder's equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory notes, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and is derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG

May 23, 2013

FIRST BERMUDA SECURITIES LTD.

Statement of Financial Condition

March 31, 2013
(Expressed in Bermuda Dollars)

	Note		2013	2012
Assets				
Cash and cash equivalents			739,514	498,419
Brokerage commissions receivable			37,690	53,623
Due from group companies	3,5		3,616	0
Accounts receivable & prepaid expenses			13,761	21,281
Total assets		BM$	794,581	573,323
Liabilities				
Accounts payable & accrued liabilities			89,000	82,711
Due to group companies	3,5		155,616	313,796
Total liabilities			244,616	396,507
Stockholder's equity				
Capital stock				
Authorized, issued and fully paid				
50,000 shares of $1 par value each			50,000	50,000
Additional paid in capital			650,000	0
(Accumulated deficit)/retained earnings			(150,035)	126,816
Total stockholder's equity			549,965	176,816
Total liabilities and stockholder's equity		BM$	794,581	573,323

See accompanying notes to financial statements.

Approved on behalf of the Board of Directors on May 23, 2013.

JOHN JOHNSON

_________________________ Director

FIRST BERMUDA SECURITIES LTD.

Statement of Operations

Year ended March 31, 2013
(Expressed in Bermuda Dollars)

	Note		2013	2012
Income				
Brokerage commissions and other income			555,655	794,342
Administration fee income			78,857	0
Interest income			197	477
Total income			634,709	794,819
Expenses				
Salaries and benefits	5		228,914	614,051
Other operating expenses	5		250,208	269,641
Commission expenses	4,5		113,042	249,958
Clearing and brokerage charges			105,294	164,706
Rent and amenities	5		103,956	61,989
Systems, software and communications	5		90,707	134,487
Secretary and filing fees			19,314	21,874
Bank charges			125	1,177
Total expenses			911,560	1,517,883
Net loss for the year		BM$	(276,851)	(723,064)

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES LTD.

Statement of Changes in Stockholder's Equity

Year ended March 31, 2013
(Expressed in Bermuda Dollars)

		2013	2012
Capital stock			
Capital stock at beginning and end of year		50,000	50,000
Additional paid in capital			
Additional paid in capital at beginning of year		0	0
Capital contributions		650,000	0
Additional paid in capital at end of year		650,000	0
Retained earnings			
Retained earnings at beginning of year		126,816	1,149,880
Net loss for the year		(276,851)	(723,064)
Dividends		0	(500,000)
Return of dividends		0	200,000
(Accumulated deficit)/retained earnings at end of year		(150,035)	126,816
Total stockholder's equity	BM$	549,965	176,816

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES LTD.

Statement of Cash Flows

Year ended March 31, 2013
(Expressed in Bermuda Dollars)

		2013	2012
Cash flows from operating activities			
Net loss for year		(276,851)	(723,064)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Change in brokerage commissions receivable		15,933	17,558
Change in amount due from/to group companies		(161,796)	795,991
Change in accounts receivable & prepaid expenses		7,520	(17,934)
Change in accounts payable and accrued liabilities		6,289	82,711
Cash (used in)/provided by operating activities		(408,905)	155,262
Cash flows from financing activities			
Dividends paid		0	(500,000)
Return of dividends		0	200,000
Capital contributions		650,000	0
Cash provided by/(used in) financing activities		650,000	(300,000)
Net increase/(decrease) in cash and cash equivalents		241,095	(144,738)
Cash and cash equivalents at beginning of year		498,419	643,157
Cash and cash equivalents at end of year	BM$	739,514	498,419

See accompanying notes to financial statements

1. Incorporation and background information

First Bermuda Securities Ltd. (the "Company"), formerly known as First Bermuda Securities (BVI) Ltd., was incorporated on November 2, 1992 under the laws of the British Virgin Islands. Effective July 5, 2012, the Company re-domiciled to Bermuda and changed its name to First Bermuda Securities Ltd. The Company carries on business as a broker-dealer and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an introducing broker-dealer and utilizes a third party clearing broker-dealer, which executes trades and maintains custody of client assets. The Company is a wholly-owned subsidiary of First Bermuda Group Ltd. ("FBG"), a company incorporated in Bermuda, which is wholly owned by Capital G Bank Limited ("Capital G"), also incorporated in Bermuda.

2. Significant accounting policies

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles. The following are the significant accounting policies adopted by the Company:

(a) Brokerage commissions

Brokerage commissions are accounted for on a trade-date basis and are accrued to the statement of financial condition date.

(b) Administration fee income

Administration fee income is earned as a percentage of the balance held by the customer at the clearing broker.

(c) Interest income

Interest income is accrued to the statement of financial condition date.

(d) Commission expenses

Commission expenses are accrued to the statement of financial condition date.

(e) Other income and expenses

All other items of income and expenses, including those allocated from group companies, are recorded on an accruals basis. Intercompany charges are based on actual amounts incurred on behalf of the Company or estimates of common costs attributable to the Company as determined by Capital G.

(f) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of less than three months from the date of acquisition. Money market fund investments are included in cash equivalents and are valued at the net asset value as reported by the funds' administrators. Any appreciation in value is recorded as interest income in the statement of operations.

(Expressed in Bermuda Dollars)

2. Significant accounting policies (continued)

(g) Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Due to/from group companies

Amounts due to or from the group companies are presented net. These amounts are interest free, unsecured and have no fixed terms of repayment.

4. Commission expenses

Commission expenses primarily represent the commissions paid by the Company to its employees for services provided to the Company. These expenses are computed as a sliding scale percentage of brokerage commissions earned by the Company.

5. Related party transactions

FBG and Capital G are related parties of the Company. FBG and Capital G incurred general and administration expenses related to the operations of the Company. These expenses totalling BM$187,656 (2012: BM$231,114) were recharged to the Company during the year. Additionally, Capital G paid expenses totalling BM$260,630 (2012: BM$31,817) on behalf of the Company during the year for which it received reimbursement from the Company.

The Company was reimbursed commission expenses totalling BM$25,002 (2012: BM$nil) during the year, for trades made on behalf of Capital G Investments Limited, a related party of the Company, by FBS brokers.

A Director of the Company was paid BM$28,740 (2012:BM$nil) during the year for professional services in addition to his role as a Director.

The Company uses Gibbons Management Services Limited ("GMSL"), a related party, to process its payroll and employee related expenses, which totalled BM$228,914 (2012: BM$614,051) for the year ended March 31, 2013.

Additionally, at March 31, 2013, the Company owed BM$155,616 (2012: BM$313,796) to related parties and was due BM$3,616 from related parties. The Company maintains a bank account with Capital G for the daily operations of the Company and at March 31, 2013, held a balance of BM$69,988 (2012:BM$441,604).

(Expressed in Bermuda Dollars)

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, not exceed 15 to 1. At March 31, 2013, the Company had net regulatory capital of BM$522,588 (2012 restated: BM$39,909) per Schedule 1, which was BM$506,280 (2012 restated: BM$13,475) in excess of its required net capital of BM$16,308 (2012: BM$26,434).

7. Taxation

The Company is considered a non-resident corporation for Bermuda corporation taxation purposes (2012: British Virgin Islands corporation taxation purposes) and is therefore not subject to tax.

It is management's position that the Company is not engaged in a United States trade or business, as determined under United States Federal tax laws, and will not be subject to United States income taxes in respect of the profits and losses of the Company. As a result, management has made no provision for United States income taxes in the financial statements.

8. Fair values of financial instruments

The fair values of financial assets and liabilities, which include cash and cash equivalents, brokerage commissions receivable, due to/from group companies, and accounts payable and accrued liabilities approximate their carrying amounts as they are generally due on demand or earn interest at market rates.

9. Compliance matters

During the year ended March 31, 2011, FINRA performed a Sales Practice Examination of the Company. FINRA issued an Examination Report dated December 17, 2010, highlighting exceptions identified during the Examination. The Company replied to FINRA on January 7, 2011, with responses to each exception.

On November 14, 2011, the Company signed a Notice of Acceptance of Letter of Acceptance, Waiver and Consent ("AWC") with FINRA. As a result of the AWC, FINRA censured the Company and a member of management and fined the Company BM$40,000 and a member of management BM$10,000 for which the Company was jointly and severally liable. No further sanctions will be imposed against the Company or management as a result of the Examination.

At March 31, 2013, the Company maintained a demand deposit account with Capital G. In accordance with SEC Rule 15c3-1, bank affiliated broker-dealers must exclude the cash balances held with affiliates from its allowable asset in the calculation of regulatory net capital. The application of the affiliate bank rule resulted in an adjustment of BM$Nil (2012: BM$105,626) as a reduction of allowable assets and an equivalent reduction in the calculated net capital and excess net capital at year-end as disclosed in Note 6 to the financial statements and the supplementary information contained in Schedule 1.

10. Subsequent events

In preparing these financial statements management has evaluated and disclosed all material subsequent events up to May 23, 2013 which is the date that the financial statements were available to be issued.

FIRST BERMUDA SECURITIES LTD. **Schedule 1**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2013
(Expressed in Bermuda Dollars)

		2013	Restated 2012
Net capital			
Total stockholder's equity		549,965	176,816
Total stockholder's equity qualified for net capital		549,965	176,816
Other deductions (excess fidelity bond)		(10,000)	(10,000)
Total capital and allowable subordinated liabilities		539,965	166,816
Deductions and/or charges:			
Non-allowable assets:			
Prepayments		(13,761)	(21,281)
Amount due from group companies		(3,616)	0
Affiliated bank balances		0	(105,626)
Total deductions and/or charges		(17,377)	(126,907)
Net capital before haircuts on securities positions		522,588	39,909
Net capital	BM$	522,588	39,909
Aggregate indebtedness:			
Items included in statement of financial condition:			
Accounts payable and accrued expenses		244,616	396,507
Total aggregated indebtedness	BM$	244,616	396,507
Computation of basic net capital requirement			
Minimum net capital required		16,308	26,434
Net capital		522,588	39,909
Excess net capital	BM$	506,280	13,475
Ratio: Aggregate indebtedness to net capital		0.5:1.000	9.9:1.000

The amount stated for net capital in this Schedule is not materially different from the amount stated in Part 11A of the Company's report submitted to FINRA on Form X-17A-5 for the period ended March 31, 2013; and, therefore, a reconciliation is not required.

KPMG
PO Box 493
Century Yard, Cricket Square
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone: +1 345 949-4800
Fax: +1 345 949-7164
Internet: www.kpmg.ky

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
First Bermuda Securities Ltd.:

In planning and performing our audit of the financial statements of First Bermuda Securities Ltd. (the Company), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

May 23, 2013